Exhibit 3.3

Amendment and Addendum to
Great Plains Ethanol, LLC Operating Agreement

This Amendment and Addendum to Operating Agreement is made and effective as of the Nov. 27, 2002 by and between Broin Management, LLC, a Minnesota limited liability company (the “Managing Member”), and Great Plains Ethanol, LLC, a South Dakota limited liability company (the “Company”).

WHEREAS, the Managing Member provides management services pursuant to an Operating Agreement dated April 23, 2001; and

NOW, THEREFORE, in consideration of mutual covenants contained in said original agreement and contained herein, the parties agree as follows:

Change the section title line: “9.3 Management Fee; Trimester/Annual Incentive Bonus; Expenses” to “9.3 Management Fee and Technical Manager Fee; Trimester/Annual Incentive Bonus; Expenses.”

Change the section title “9.3(a) Management Fee” to “9.3(a) Management Fee and Technical Manager Fee” and add these paragraphs at the end of the section:

The Managing Member shall have the right to hire a Technical Manager who will be an employee of the Managing Member to oversee the technology operations for the Company. The Technical Manager’s salary, benefits and other expenses shall be paid by the Managing Member and fully reimbursed by the Company. The initial monthly fee will be based upon the Technical Manager’s base salary times a factor of 140% to cover the employee salary, related employer payroll taxes, employee benefits, and related employer administrative costs. Additional fees will include bonus payments to the Technical Manager times a factor of 140%, interviewing and related travel Costs, hiring and employee placement related costs (including reimbursement for any employment agency fees), moving expenses, and/or temporary living expenses at cost, business travel and related expenses at cost, if not paid directly by the plant, and other related costs not paid directly by the plant.

The reimbursement for the Technical Manager fees shall be in addition to the management fees defined in this section 9.3(a) and in addition to the incentive bonuses defined in section 9.3(b).

Section 9.6            Guaranteed Payment.

The paragraph will be modified to include the addition of Technical Manager Fees added to Section 9.3(a).  The new language to replace the existing language will read as follows:

The above Management fees and Technical Manager fees in Section 9.3(a), the Incentive Bonus payments in Section 9.3(b) and the bonus payment in Section 9.5 will be treated as a “guaranteed payment” to the Managing Member under Section 707(c) of the Code.

To add a new section as follows:

“9.9 Covenant Not to Hire General Manager and/or Technical Manager”

In the event of the termination of the Managing Member under any circumstances, the board of Managers, Company, and any replacement managing member or outside management firm shall not hire the General Manager and/or Technical Manager who were provided by the Managing Member without the written consent of the Managing Member for three years subsequent to the date of termination. This covenant shall be expressly included as a term of any agreement retaining a replacement Managing Member or an outside management firm.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment effective as of the Nov. 27, 2002.

Company:		Managing Member:

Great Plains Ethanol, LLC		Broin Management, LLC

By	/s/ Darrin Ihnen	By	/s/ Jeffrey S. Broin
Its Chairman		Jeffrey S. Broin,
Chief Manager

By	Darrin Ihnen

Title	Pres.